J. Michael Wilder Vice President, General Counsel and Secretary
MPLXLP 539 South Main Street Findlay, OH 45840 Tel: 419.421.2470 Fax: 419.421.3124 jmwilder@marathonpetroleum.com

October 29, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: H. Roger Schwall

Re:	MPLX LP
Registration Statement on Form S-4 (Registration No. 333-206445)

Ladies and Gentlemen:

On behalf of MPLX LP (the “Partnership”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File No. 333-206445) (the “Registration Statement”) of the Partnership be declared effective at 10:30 a.m. Eastern Time on Thursday, October 29, 2015, or as soon thereafter as practicable. The Partnership respectfully requests that you notify Kimberly J. Pustulka of such effectiveness by a telephone call to (216) 586-7002.

In connection with such request, the undersigned, on behalf of the Partnership, hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kimberly J. Pustulka of Jones Day at (216) 586-7002 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

MPLX LP

By: MPLX GP LLC, its General Partner

By:	/s/ J. Michael Wilder
Name: J. Michael Wilder
Title: Vice President, General Counsel and Secretary

cc:     Kimberly J. Pustulka